Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus Dated July 24, 2025

Registration Statement No. 333-288884

PRESS RELEASE

Abivax Announces Pricing of $650M (€554M) Public Offering of American Depositary Shares

PARIS, France, July 24, 2025 – 2:30 p.m. (CEST) – Abivax SA (Euronext Paris: FR0012333284 – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases, today announces the pricing of its previously announced underwritten public offering of 10,156,000 American Depositary Shares (“ADSs”), each representing one ordinary share, €0.01 nominal value per share (each an “Ordinary Share”), of the Company, in the United States at an offering price of $64.00 per ADS (the “Offering”).

The offering price of $64.00 per ADS (corresponding to €54.58 per Ordinary Share) based on the exchange rate of €1.00 = $1.1726 as published by the European Central Bank on July 23, 2025), is equal to the volume weighted average price of the Ordinary Shares on the regulated market of Euronext in Paris (“Euronext”) over the last 3 trading sessions preceding the pricing of the Offering (i.e. July 21 to July 23, 2025), plus a premium of 21.0% and has been determined by the Chief Executive Officer upon subdelegation from the Board of Directors pursuant to the 22nd resolution of the Company’s combined shareholders’ meeting held on June 6, 2025 (the “General Meeting”).

Leerink Partners, Piper Sandler & Co. and Guggenheim Securities are acting as joint bookrunning managers for the Offering. LifeSci Capital is acting as lead manager, with BTIG and Van Lanschot Kempen acting as co-managers for the Offering.

The Offering is subject to an underwriting agreement. The underwriting agreement was entered into on July 23, 2025 in connection with the determination of the offering price. The underwriting agreement does not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Type of Offering

The Ordinary Shares (in the form of ADSs) being issued in the Offering are being issued by way of a capital increase without shareholders’ preferential subscription rights through a public offering (to the exception of public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code (Code monétaire et financier)) in accordance with the 22nd and 27th resolutions of the General Meeting.

Expected Closing

The Offering is expected to close on July 28, 2025, subject to the satisfaction of customary closing conditions.

Option to Purchase Additional Shares

In connection with the Offering, the Company has granted the underwriters for the Offering a 30-day option to purchase up to an additional 1,523,400 ADSs, representing 15% of the Offering size, on the same terms and conditions as in the Offering, in accordance with delegation granted by the General Meeting in its 27th resolution (the “Underwriters’ Option”). The Company will announce the exercise of the Underwriters’ Option and the number ADSs to be issued in connection therewith, if any, as soon as practicable thereafter in a subsequent press release.

Stabilization

In connection with the Offering, Leerink Partners, acting as stabilization agent, may effect transactions with a view to supporting, stabilizing, or maintaining the market price of such securities at a level higher than which might otherwise prevail in the Company’s ADS market. However, there is no assurance that the stabilization agent will take any stabilization action and, if begun, such stabilization action may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the Nasdaq Global Market.

Estimated Proceeds from the Offering

The aggregate gross proceeds from the Offering are expected to be approximately $650.0 million, equivalent to approximately €554.3 million, before deducting underwriting commissions and other offering expenses payable by the Company, assuming no exercise of the Underwriters’ Option in connection with the Offering. If the Company issues additional ADSs pursuant to the exercise in full of the Underwriters’ Option in connection with the Offering, the estimated gross proceeds received by the Company from the Offering would be expected to be approximately $747.5 million, equivalent to approximately €637.5 million, before deducting underwriting commissions and other offering expenses payable by the Company.

As of June 30, 2025, the Company had cash and cash equivalents of $71.4 million or €61.0 million (unaudited). The Company intends to use the net proceeds from the Offering, as follows:

•	approximately $140.0 (€119.4) million to $185.0 (€157.8) million to fund the clinical development of obefazimod for Ulcerative Colitis;

•	approximately $30.0 (€25.6) million to $65.0 (€55.4) million to fund the clinical development of obefazimod for Crohn’s Disease; and

•	the remainder for working capital and for other general corporate purposes, including preparation of commercialization, additional research and development and financing expenses.

The Company believes that the anticipated net proceeds from the Offering, together with its current cash and cash equivalents, will allow it to finance its operations into the fourth quarter of 2027, allowing it to reach 12 months of expected cash runway following the planned NDA submission for Ulcerative Colitis, assuming positive results from its Phase 3 maintenance trial.

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions. The Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the Offering or the amounts that the Company will actually spend on the uses set forth above. The amounts and timing of the Company’s actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of the development efforts, the status of and results from any ongoing clinical trials or clinical trials the Company may commence in the future, as well as any collaborations that the Company may enter into with third parties for its product candidates and any unforeseen cash needs. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds.

Lock-up

In connection with the Offering, the Company’s board members and executive officers are subject to a contractual lock-up for a period of 60 days after the date of the final prospectus supplement, subject to customary exceptions. The Company has also agreed to be bound by a contractual lock-up for a period of 60 days after the date of the final prospectus supplement, subject to customary exceptions.

Dilution

The 10,156,000 Ordinary Shares (in the form of ADSs) issued in the Offering will result in a dilution of approximately 16.0% of the share capital of the Company (on a non-diluted basis and excluding the exercise of the Underwriters’ Option) and 18.4%, if the Underwriters’ Option is exercised in full (on a non-diluted basis). On an illustrative basis, a shareholder holding 1% of the Company’s share capital before the Offering would hold a stake of 0.86% after completion of the Offering and 0.84% if the Underwriters’ Option is exercised in full.

Settlement and Delivery – Documentation

The Company’s ADSs are listed on the Nasdaq Global Market under the ticker symbol “ABVX.” The Company’s Ordinary Shares are listed on the regulated market of Euronext in Paris (“Euronext”) under the symbol “ABVX.” The Ordinary Shares issued in the Offering are expected to be admitted to trading on Euronext on July 28, 2025.

The Ordinary Shares underlying the ADSs issued in the Offering will be subject to an application for admission to trading on Euronext on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext, under the same ISIN code FR0012333284. The trading of the Company’s Ordinary Shares on Euronext is suspended on July 24, 2025 until the opening of trading of the Company’s ADSs on the Nasdaq Global Market at approximately 3:30 pm (Paris time) / 9:30 a.m. (New York time) today (July 24, 2025).

An automatic shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s securities was filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2025 and became effective upon filing. The Company has also filed with the SEC a preliminary prospectus supplement (and accompanying prospectus) relating to and describing the terms of the Offering (the “Preliminary Prospectus Supplement”). Before purchasing ADSs in the Offering, potential investors should read the Preliminary Prospectus Supplement (and accompanying prospectus) together with the documents incorporated by reference therein. These documents may be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus Supplement (and accompanying prospectus) may be obtained from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or from Piper Sandler & Co., 350 North 5th Street, Suite 1300, Minneapolis, MN 55402, Attention: Prospectus Department, by telephone at 800-747-3924 or by email at prospectus@psc.com; or from Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544 or by email at GSEquityProspectusDelivery@guggenheimpartners.com. The Offering is not subject to a prospectus requiring an approval of the AMF.

Risk Factors

Potential investors should carefully consider the risks described under “Risk Factors” in the Preliminary Prospectus Supplement, including the following risks:

•	Our management will have broad discretion over the use of the proceeds from this offering and may apply these proceeds in ways that may not increase the value of your investment;

•	If you purchase ordinary shares or ADSs in the offering, you will experience substantial and immediate dilution;

•	Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ADSs and ordinary shares; and

•

Raising additional capital, including as a result of this offering or of further offerings to finance the clinical programs or the commercialization of the Company’s candidate drugs, may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.

In addition, the Company draws attention to the risk factors related to the Company and its activities described under the caption “Risk Factors” in the Preliminary Prospectus Supplement and in the documents incorporated by reference therein and presented in Chapter 2 of the 2025 universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the “AMF”) under number D.25-0141 on March 24, 2025, which is available free of charge on the Company’s website at https://ir.abivax.com/fr, as well as on the AMF’s website at www.amf-france.org.

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About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:

Abivax Investor Relations

Patrick Malloy

patrick.malloy@abivax.com

+1 847 987 4878

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Forward-Looking Statements

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “intend,” “expect,” “forward,” “future,” “can,” “could,” “may,” “might,” “potential,” “plan,” “project,” “should,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements regarding the expected closing of the Offering, the anticipated use of net proceeds therefrom, any announcement of the exercise of the Underwriters’ Option, the period of time through which the Company anticipates its financial resources will be adequate to support its operations, timing of planned NDA submission, as well as statements concerning or implying the therapeutic potential of Abivax’s drug candidates, clinical development plans, business and regulatory strategy, and anticipated future performance and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the AMF pursuant to its legal obligations, including its universal registration document (Document d’Enregistrement Universel), and in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 24, 2025 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This announcement is not a prospectus within the meaning of the Prospectus Regulation.

In relation to each member state of the European Economic Area (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in Article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents. Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities offered in the Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the securities are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the securities offered in the Offering to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Ordinary Shares (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Ordinary Shares offered in the Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.